Wells Fargo Advantage California Tax-Free Fund

After the close of business on July 9, 2010, California Tax-Free Fund acquired the net assets of Evergreen California Municipal Bond Fund. The purpose of the transaction was to combine two funds with similar investment objectives and strategies. Shareholders holding Class A, Class B, Class C and Class I shares of Evergreen California Municipal Bond Fund received Class A, Class B, Class C and Administrator Class shares, respectively, of California Tax-Free Fund in the reorganization. The acquisition was accomplished by a tax-free exchange of all of the shares of Evergreen California Municipal Bond Fund for19,787,029 shares of California Tax-Free Fund valued at $212,489,663 at an exchange ratio of 0.99, 0.97, 0.97, and 0.98 for Class A, Class B, Class C and Administrator Class shares, respectively. The investment portfolio of Evergreen California Municipal Bond Fund with a fair value of $209,413,381, identified cost of $203,996,395 and unrealized gains of $5,416,986 at July 9, 2010 were the principal assets acquired by California Tax-Free Fund. The aggregate net assets of Evergreen California Municipal Bond Fund and California Tax-Free Fund immediately prior to the acquisition were $212,489,663 and $586,340,971, respectively. The aggregate net assets of California Tax-Free Fund immediately after the acquisition were $798,830,634. For financial reporting purposes, assets received and shares issued by California Tax-Free Fund were recorded at fair value; however, the cost basis of the investments received from Evergreen California Municipal Bond Fund was carried forward to align ongoing reporting of California Tax-Free Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.

Assuming the acquisition had been completed July 1, 2010, the beginning of the annual reporting period for California Tax-Free Fund, the pro forma results of operations for the six months ended December 31, 2010 would have been:

Net investment income $ 17,053,568
Net realized and unrealized gains (losses) on investments $(30,541,235)
Net decrease in net assets resulting from operations $(13,487,667)

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Evergreen California Municipal Bond Fund that have been included in California Tax-Free Fund's Statement of Operations since July 12, 2010.

Wells Fargo Advantage Intermediate Tax/AMT-Free Fund

After the close of business on July 9, 2010, Intermediate Tax/AMT-Free Fund acquired the net assets of Evergreen Intermediate Municipal Bond Fund. The purpose of the transaction was to combine two funds with similar investment objectives and strategies. Shareholders holding Class A, Class B, Class C, Class I and Class IS shares of Evergreen Intermediate Municipal Bond Fund received Class A, Class A, Class C, Administrator Class and Class A shares, respectively, of Intermediate Tax/AMT-Free Fund in the reorganization. The acquisition was accomplished by a tax-free exchange of all of the shares of Evergreen Intermediate Municipal Bond Fund for 22,358,808 shares of Intermediate Tax/AMT-Free Fund valued at $242,997,138 at an exchange ratio of 5.83 for each class of shares. The investment portfolio of Evergreen Intermediate Municipal Bond Fund with a fair value of $241,388,756, identified cost of $232,120,065 and unrealized gains of $9,268,691 at July 9, 2010 were the principal assets acquired by Intermediate Tax/AMT-Free Fund. The aggregate net assets of Evergreen Intermediate Municipal Bond Fund and Intermediate Tax/AMT-Free Fund immediately prior to the acquisition were $242,997,138 and $971,529,268, respectively. The aggregate net assets of Intermediate Tax/AMT-Free Fund immediately after the acquisition were $1,214,526,406. For financial reporting purposes, assets received and shares issued by Intermediate Tax/AMT-Free Fund were recorded at fair value; however, the cost basis of the investments received from Evergreen Intermediate Municipal Bond Fund was carried forward to align ongoing reporting of Intermediate Tax/AMT-Free Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.

Assuming the acquisition had been completed July 1, 2010, the beginning of the annual reporting period for Intermediate Tax/AMT-Free Fund, the pro forma results of operations for the six months ended December 31, 2010 would have been:

Net investment income	$20,010,375
Net realized and unrealized gains (losses) on investments	$(21,871,265)
Net decrease in net assets resulting from operations	$(1,860,890)

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Evergreen Intermediate Municipal Bond Fund that have been included in Intermediate Tax/AMT-Free Fund's Statement of Operations since July 12, 2010.

Wells Fargo Advantage Municipal Bond Fund

After the close of business on July 9, 2010, Municipal Bond Fund acquired the net assets of Evergreen High Income Municipal Bond Fund and Evergreen Municipal Bond Fund. The purpose of the transactions was to combine three funds with similar investment objectives and strategies. The acquisitions were accomplished by a tax-free exchange of all of the shares of Evergreen High Income

Municipal Bond Fund and Evergreen Municipal Bond Fund. Shareholders holding Class A, Class B and Class C shares of Evergreen High Income Municipal Bond Fund and Evergreen Municipal Bond Fund received Class A, Class B and Class C shares, respectively, of Municipal Bond Fund in the reorganizations. Class I shares of Evergreen High Income Municipal Bond Fund received Administrator Class shares of Municipal Bond Fund. Class I shares of Evergreen Municipal Bond Fund received Institutional Class shares of Municipal Bond Fund. The investment portfolio of Evergreen High Income Municipal Bond Fund and Evergreen Municipal Bond Fund with fair values of $145,927,536 and $1,293,569,040, respectively, and identified costs of $159,171,399 and $1,255,268,128, respectively, at July 9, 2010, were the principal assets acquired by Municipal Bond Fund. For financial reporting purposes, assets received and shares issued by Municipal Bond Fund were recorded at fair value; however, the cost basis of the investments received from Evergreen High Income Municipal Bond Fund and Evergreen Municipal Bond Fund were carried forward to align ongoing reporting of Municipal Bond Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. The value of net assets acquired, unrealized appreciation acquired, exchange ratio and number of shares issued were as follows:

Acquired Fund	Value of Net Assets Acquired	Unrealized Gains (Losses)	Exchange Ratio	Number of Shares Issued
Evergreen High Income Municipal Bond Fund	$147,746,778	$(13,243,863)	0.80 0.80 0.80 0.80	11,451,914 Class A 1,074,851 Class B 1,918,914 Class C 1,039,978 Administrator Class
Evergreen Municipal Bond Fund	1,307,028,090	38,300,912	0.77 0.77 0.77 0.77	86,588,159 Class A 3,257,156 Class B 7,239,635 Class C 39,905,138 Institutional Class

The aggregate net assets of the Municipal Bond Fund immediately before and after the acquisitions were $952,402,812 and $2,407,177,680, respectively.

Assuming the acquisitions had been completed July 1, 2010, the beginning of the annual reporting period for Municipal Bond Fund, the pro forma results of operations for the six months ended December 31, 2010 would have been:

Net investment income	$61,716,948
Net realized and unrealized gains (losses) on investments	$(43,711,646)
Net increase in net assets resulting from operations	$18,005,302

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Evergreen High Income Municipal Bond Fund and Evergreen Municipal Bond Fund that have been included in Municipal Bond Fund's Statement of Operations since July 12, 2010.

Wells Fargo Advantage Short-Term Municipal Bond Fund

After the close of business on July 9, 2010, Short-Term Municipal Bond Fund acquired the net assets of Evergreen Short-Intermediate Municipal Bond Fund. The purpose of the transaction was to combine two funds with similar investment objectives and strategies. Shareholders holding Class A, Class B, Class C and Class I shares of Evergreen Short-Intermediate Municipal Bond Fund received Class A, Class A, Class C and Class A shares, respectively, of Short-Term Municipal Bond Fund in the reorganization. The acquisition was accomplished by a tax-free exchange of all of the shares of Evergreen Short-Intermediate Municipal Bond Fund for 20,590,408 shares of Short-Term Municipal Bond Fund valued at $203,860,567 at an exchange ratio of 1.02 for each class of shares. The investment portfolio of Evergreen Short-Intermediate Municipal Bond Fund with a fair value of $202,048,984, identified cost of $199,475,675 and unrealized gains of $2,573,309 at July 9, 2010 were the principal assets acquired by Short-Term Municipal Bond Fund. The aggregate net assets of Evergreen Short-Intermediate Municipal Bond Fund and Short-Term Municipal Bond Fund immediately prior to the acquisition were $203,860,567 and $3,383,261,471, respectively. The aggregate net assets of Short-Term Municipal Bond Fund immediately after the acquisition were $3,587,122,038. For financial reporting purposes, assets received and shares issued by Short-Term Municipal Bond Fund were recorded at fair value; however, the cost basis of the investments received from Evergreen Short-Intermediate Municipal Bond Fund was carried forward to align ongoing reporting of Short-Term Municipal Bond Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.

Assuming the acquisition had been completed July 1, 2010, the beginning of the annual reporting period for Short-Term Municipal Bond Fund, the pro forma results of operations for the six months ended December 31, 2010 would have been:

Net investment income	$46,501,723
Net realized and unrealized gains (losses) on investments	$(7,943,859)
Net increase in net assets resulting from operations	$38,557,864

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Evergreen Short-Intermediate Municipal Bond Fund that have been included in Short-Term Municipal Bond Fund's Statement of Operations since July 12, 2010.